

Mail Stop 3561

December 30, 2015

Via U.S. Mail
Mr. Renaud Adams
Chief Executive Officer
Richmont Mines Inc.
161 Avenue Principale
Rouyn-Noranda, Quebec J9X 4P6
Canada

Re: Richmont Mines Inc.
Form 20-F for the Year Ended December 31, 2014
Filed April 27, 2015
File No. 001-14598

Dear Mr. Adams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Information on the Corporation, page 19

2014 Results, page 34

1. You disclose cash costs per ounce of gold sold in this section of the filing for each of your mining properties but only provide a reconciliation of the total cash costs per ounce of gold sold to the production costs reflected in your financial statements on an aggregate or consolidated basis on page 91. Please revise future filings to include reconciliations reflecting the calculation of cash costs per ounce of gold sold for each of your mining properties which agree to or are reconciled to the consolidated amounts per the reconciliation included on page 91.

Consolidated Financial Statements
Note 2.9 – Exploration and Project Evaluation, page 11

2. We note you cite the use of a preliminary feasibility study "showing the profitability of the project based at least on Inferred Resources" as one of the three types of economic analysis used to demonstrate the commercial viability and economic benefits of a project. Please modify your policy, or tell us why you believe the use of inferred resources for the determination of the commercial viability or the economic benefits of a project is consistent with the CIM Definition Standard of inferred resources, which states "Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies." Please also tell us, on a project-by-project basis, the cumulative amount of expenditures that have been capitalized based on this type of economic analysis, both gross and net of depreciation, depletion, amortization and impairments, as of December 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining